United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Doma Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

25703A104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25703A104	Schedule 13G	Page 1 of 6

1	Names of Reporting Persons Capitol Acquisition Founder V LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,316,577
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,316,577
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,316,577
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.3%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 14064F100	Schedule 13G	Page 2 of 6

1	Names of Reporting Persons L. Dyson Dryden
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,316,577
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,316,577
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,316,577
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.3%
12	Type of Reporting Person IN

CUSIP No. 14064F100	Schedule 13G	Page 3 of 6

ITEM 1. (a) Name of Issuer:

Doma Holdings, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

101 Mission St., Suite 740, San Francisco, CA 94105.

ITEM 2. (a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Capitol Acquisition Founder V LLC; and

L. Dyson Dryden.

(b)	Address or Principal Business Office:

The principal business address of the Reporting Persons is 1300 17th Street North, Suite 820, Arlington, VA 22209.

(c)	Citizenship of each Reporting Person is:

Capitol Acquisition Founder V LLC is organized under the laws of the state of Delaware. L. Dyson Dryden is a citizen of the United States.

(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share (“Common Stock”).

(e)	CUSIP Number:

14064F100

ITEM 3.

Not applicable.

CUSIP No. 14064F100	Schedule 13G	Page 4 of 7

ITEM 4. Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of the shares of Common Stock as of the date hereof, based upon 322,574,242 shares of Common Stock outstanding as of November 8, 2021, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Capitol Acquisition Founder V LLC	4,316,577	1.3%	0	4,316,577	0	4,316,577
L. Dyson Dryden	4,316,577	1.3%	0	4,316,577	0	4,316,577

Capitol Acquisition Founder V LLC is the record holder of 2,373,597 shares of Common Stock and currently exercisable warrants to purchase 1,942,980 shares of Common Stock.

L. Dyson Dryden is the managing member of Capitol Acquisition Founder V LLC. As a result, L. Dyson Dryden may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by Capitol Acquisition Founder V LLC.

ITEM 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ☒

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

Not applicable.

ITEM 9. Notice of Dissolution of Group.

Not applicable.

ITEM 10. Certification.

Not applicable.

CUSIP No. 14064F100	Schedule 13G	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2022

Capitol Acquisition Founder V LLC

By:	/s/ L. Dyson Dryden
Name:	L. Dyson Dryden
Title:	Managing Member

L. Dyson Dryden

By:	/s/ L. Dyson Dryden

CUSIP No. 14064F100	Schedule 13G	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement (previously filed).